NDT VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 MAY 2004 and 2003

Suite 400 - 889 West Pender Street Vancouver, BC Canada V6C 3B2 Tel 604 694-6070 Fax 604 585-3800 info@staleyokada.com www.staleyokada.com

AUDITORS’ REPORT

To the Shareholders of NDT Ventures Ltd.:

We have audited the consolidated balance sheets of NDT Ventures Ltd. (An Exploration Stage Company) as at 31 May 2004 and 2003 and the consolidated statements of operations and cash flows for each of the years ended 31 May 2004, 2003, 2002, and cumulative from 25 February 1995 through 31 May 2004 and the consolidated statement of shareholders’ equity from 31 May 2000 through 31 May 2004.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 May 2004 and 2003 and the results of its operations and its cash flows for the years ended 31 May 2004, 2003, 2002, and cumulative from 25 February 1995 through 31 May 2004 and the changes in shareholders’ equity from 31 May 2000 through 31 May 2004 in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
18 August 2004, except as to Note 12a which is as of 30 September 2004	CHARTERED ACCOUNTANTS

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 May
Canadian Funds

ASSETS	2004	2003
Current
Cash and short-term investments	$439,687	$1,867,100
Restricted cash (Note 5e)	465,181	-
Accounts receivable	16,593	13,501
	921,461	1,880,601
Exploration Expense Advance	-	42,218
Reclamation Bond	19,360	16,837
Mineral Property Costs - Schedule (Note 3)	736,853	170,153
Investments (Note 4)	113,024	115,751
Mining Equipment, net of accumulated amortization of $114,272 (2003 - $111,168)	7,242	10,346
	$1,797,940	$2,235,906

LIABILITIES
Current
Accounts payable and accrued liabilities	$102,883	$7,965
Due to related party (Note 7a)	14,154	14,718
	117,037	22,683

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 5)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
33,537,745 (32,909,745) shares	24,424,066	24,304,435
Deficit Prior to Exploration Stage - Statement 2	(3,930,304)	(3,930,304)
Deficit Accumulated During Exploration Stage - Statement 2	(18,812,859)	(18,160,908)
	1,680,903	2,213,223
	$1,797,940	$2,235,906

ON BEHALF OF THE BOARD:

“D. Bruce McLeod”	Director
“Fred Hewett”	Director

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Shareholders’ Equity
Canadian Funds

			Deficit	Deficit
			Accumulated	Accumulated
	Common Shares		Prior to	During
	Issued and Fully Paid		Exploration	Exploration
	Shares	Amount	Stage	Stage	Total
Balance - 31 May 2000	25,538,743	$23,139,471	$(3,930,304)	$(13,351,846)	$5,857,321
Issuance of shares for finder's fee	88,235	22,941	-	-	22,941
Loss for the year	-	-	-	(2,556,031)	(2,556,031)
Balance - 31 May 2001	25,626,978	23,162,412	(3,930,304)	(15,907,877)	3,324,231
Issuance of shares for property	50,000	6,000	-	-	6,000
Loss for the year	-	-	-	(550,782)	(550,782)
Balance - 31 May 2002	25,676,978	23,168,412	(3,930,304)	(16,458,659)	2,779,449
Issuance of shares for property	225,000	34,500	-	-	34,500
Issuance of shares for finders’ fees	57,767	7,432	-	-	7,432
Issuance of shares for cash	6,950,000	1,251,000	-	-	1,251,000
Share issuance costs	-	(156,909)	-	-	(156,909)
Loss for the year	-	-	-	(1,702,249)	(1,702,249)
Balance - 31 May 2003	32,909,745	24,304,435	(3,930,304)	(18,160,908)	2,213,223
Issuance of shares for property	334,500	51,105	-	-	51,105
Issuance of shares for cash	293,500	51,956	-	-	51,956
Stock-based compensation	-	16,570	-	-	16,570
Loss for the year	-	-	-	(651,951)	(651,951)
Balance - 31 May 2004	33,537,745	$24,424,066	$(3,930,304)	$(18,812,859)	$1,680,903

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Operations
Canadian Funds

	For the Years Ended			Cumulative Amounts from 25 February 1995 to 31 May 2004
	31 May 2004	31 May 2003	31 May 2002
General and Administrative Expenses
Management and administrative fees	$150,000	$180,000	$180,000	$2,515,151
Salaries and benefits	17,353	51,181	59,524	561,130
Stock-based compensation (Note 5b)	16,570	-	-	16,570
Regulatory compliance	46,119	46,949	26,271	204,409
Legal and accounting	28,554	32,042	32,906	794,137
Shareholder information and meetings	49,936	23,928	14,453	1,050,304
Travel and promotion	35,450	22,096	20,799	478,751
Office and general	43,331	19,618	25,415	418,621
Transfer agent fees	6,720	6,606	3,693	62,997
Amortization	3,104	4,434	6,334	48,863

Loss Before the Undernoted	397,137	386,854	369,395	6,150,933
Exploration on outside properties and properties abandoned (Note 3)	285,818	1,279,483	238,574	14,153,704
Write-down of investments	1,669	24,637	15,564	813,222
Foreign exchange loss (gain)	1,699	36,996	(3,903)	34,792
Gain on disposal of capital assets	-	-	-	(4,475)
Gain on sale of securities	(802)	-	-	(25,153)
Interest income	(33,570)	(25,721)	(68,848)	(1,803,246)
Project administration	-	-	-	(506,918)

Loss for the Period	$(651,951)	$(1,702,249)	$(550,782)	$(18,812,859)

Loss per Share – Basic and Diluted	$(0.02)	$(0.06)	$(0.02)

Weighted Average Number of Shares Outstanding	33,020,183	26,952,870	25,637,252

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

	For the Years Ended			Cumulative Amounts from 25 February 1995 to 31 May 2004
	31 May 2004	31 May 2003	31 May 2002
Operating Activities
Loss for the period	$(651,951)	$(1,702,249)	$(550,782)	$(18,812,859)
Items not affecting cash
Exploration on outside properties and properties abandoned	285,818	1,279,483	238,574	14,153,704
Write-down of investments	1,669	24,637	15,564	813,222
Gain on sale of securities	(802)	-	-	(25,153)
Amortization	3,104	4,434	6,334	48,863
Stock-based compensation	16,570	-	-	16,570
Gain on disposal of capital assets	-	-	-	(4,475)
	(345,592)	(393,695)	(290,310)	(3,810,128)
Changes in current assets and liabilities
Accounts receivable	(3,092)	(4,730)	3,115	(15,138)
Accounts payable and accrued liabilities	94,917	3,790	(85,296)	(902,815)
	(253,767)	(394,635)	(372,491)	(4,728,081)
Investing Activities
Exploration expense advance	42,218	(30,918)	(11,300)	-
Reclamation bond	(2,523)	(16,837)	-	(19,360)
Mineral property costs	(801,413)	(641,954)	(363,351)	(15,282,023)
Purchase of investments	-	-	-	(99,002)
Proceeds from sale of investments	1,861	-	-	954,075
Purchase of capital assets	-	-	-	(176,026)
Proceeds from disposal of capital assets	-	-	-	28,913
	(759,857)	(689,709)	(374,651)	(14,593,423)
Financing Activities
Due to affiliated company	(564)	(3,882)	(316)	(17,983)
Note payable to related parties	-	-	-	(175,340)
Convertible debentures	-	-	-	(192,966)
Share capital issued for cash, net	51,956	1,094,091	-	20,439,459
	51,392	1,090,209	(316)	20,053,170

Net Increase (Decrease) in Cash and Short-Term Investments	(962,232)	5,865	(747,458)	731,666
Cash position - Beginning of period	1,867,100	1,861,235	2,608,693	173,202
Cash Position - End of Period	$904,868	$1,867,100	$1,861,235	$904,868

Cash Position Consists of:
Cash and short-term investments	$439,687	$919,113	$1,861,235
Restricted cash	465,181	947,987	-
	$904,868	$1,867,100	$1,861,235

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for property acquisition	$51,105	$34,500	$600
Shares received for resource properties and recoveries	$-	$-	$104,806
Stock-based compensation	$16,570	$-	$-
Issuance of shares for finders’ fees	$-	$7,432	$-

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds

	Acquisition Costs	Exploration Costs	2004	2003
Direct - Mineral
Canada

Domain Project, Manitoba
Acquisition and tenure	$7,774	$-	$7,774	$-
Camp and general	-	2,190	2,190	-
Geophysical surveys	-	32,498	32,498	-
Line-cutting	-	44,427	44,427	-
Travel and accommodation	-	21,915	21,915	-
Wages and consultants	-	53,407	53,407	-
	7,774	154,437	162,211	-
Melville, Nunavut
Acquisition and tenure	4,128	-	4,128	50,000
Assays and lab costs	-	41,591	41,591
Camp and general	-	1,694	1,694	3,875
Geophysical surveys	-	216,393	216,393	-
Wages and consultants	-	17,889	17,889	15,170
Option payments	-	-	-	21,000
	4,128	277,567	281,695	90,045
Rankin Inlet, Nunavut
Amarok
Acquisition and tenure	-	-	-	(11,140)
Assays and lab costs	-	-	-	10,767
Camp and general	-	-	-	7,225
Geophysical surveys	-	-	-	53,489
Travel and accommodation	-	-	-	53,587
Wages and consultants	-	-	-	61,346
	-	-	-	175,274
Fox
Acquisition and tenure	-	-	-	1,905
Assays and lab costs	-	-	-	2,442
Camp and general	-	-	-	2,765
Geophysical surveys	-	-	-	1,501
Travel and accommodation	-	-	-	22,033
Wages and consultants	-	-	-	22,681
Option payments	-	-	-	4,000
	-	-	-	57,327
Voisey's Bay, Newfoundland
Takla Claims	-	827	827	637

General exploration, Canada	-	50,803	50,803	34,595

Balance Carry Forward	$11,902	$483,634	$495,536	$357,878

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds

	Acquisition Costs	Exploration Costs	2004	2003
Balance Carried Forward	$11,902	$483,634	$495,536	$357,878
United States
Nevada
Nevada Nine Properties
CeCe Project
Acquisition and tenure	3,500	-	3,500	-

Fencemaker Project
Acquisition and tenure	10,221	-	10,221	-
Wages and consultants	-	2,984	2,984	-
Travel and accommodation	-	1,982	1,982	-
	10,221	4,966	15,187	-
Golden Shear Project
Acquisition and tenure	10,687	-	10,687	-
Wages and consultants	-	2,984	2,984	-
Travel and accommodation	-	1,982	1,982	-
	10,687	4,966	15,653	-

Morgan Project
Acquisition and tenure	3,500	-	3,500	-

Mt. Tobin Project
Acquisition and tenure	3,500	-	3,500	-

OM Project
Acquisition and tenure	3,500	-	3,500	-

Rose Project
Acquisition and tenure	3,500	-	3,500	-
Wages and consultants	-	1,492	1,492	-
Travel and accommodation	-	991	991	-
	3,500	2,483	5,983	-
Sawtooth Project
Acquisition and tenure	3,500	-	3,500	-

Spring City Project
Acquisition and tenure	3,500	-	3,500	-

Pasco Canyon Project
Acquisition and tenure	25,360	-	25,360	-
Assays and lab costs	-	6,562	6,562	-
Drilling	-	25,299	25,299	-
Geophysical surveys	-	7,974	7,974	-
Wages and consultants	-	22,942	22,942	-
	25,360	62,777	88,137
Trend Project
Acquisition and tenure	58,866	-	58,866	-
Camp and general	-	6,033	6,033	-
Wages and consultants	-	9,596	9,596	-
	58,866	15,629	74,495	-

Balance Carry Forward	$141,536	$574,455	$715,991	$357,878

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)		Schedule (Continued)
Consolidated Schedule of Mineral Property Costs
For the Years Ended 31 May
Canadian Funds

	Acquisition Costs	Exploration Costs	2004	2003
Balance Carried Forward	$141,536	$574,455	$715,991	$357,878

Black Hills and Jenny
Acquisition and tenure	14,113	-	14,113	6,952
Assays and lab costs	-	1,109	1,109	-
Camp and general	-	520	520	-
Wages and consultants	-	6,078	6,078	3,023
	14,113	7,707	21,820	24,413
CC claims
Acquisition and tenure	-	-	-	7,013
Assays and lab costs	-	734	734	10,324
Camp and general	-	-	-	11,333
Drilling	-	-	-	26,297
Wages and consultants	-	1,344	1,344	40,184
Option payments	-	-	-	36,608
	-	2,078	2,078	131,759
Hannah
Acquisition and tenure	-	-	-	2,751
Assays and lab costs	-	-	-	1,361
Wages and consultants	-	-	-	7,474
Option payments	-	-	-	5,033
	-	-	-	16,619

General exploration	-	46,212	46,212	142,620
South America
Other Claims, Peru
Acquisition and tenure	12,554	-	12,554	-
Wages and consultants	-	14,596	14,596	-
	12,554	14,596	27,150	-

Magma Property, Argentina	4,358	-	4,358	3,725

General exploration	-	34,909	34,909	6,872

Costs for the Year	172,561	679,957	852,518	683,886
Balance - Beginning of year	110,387	59,766	170,153	765,750
Costs on outside properties and properties abandoned (Note 3)	(68,647)	(217,171)	(285,818)	(1,279,483)
Balance - End of Year	$214,301	$522,552	$736,853	$170,153

- See Accompanying Notes -

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

1.

Organization and Nature of Operations

The Company, which was incorporated in British Columbia on 11 September 1986, was previously in the business of mail-order catalogue sales through its wholly owned subsidiary, Life Force Technologies Ltd.  The subsidiary went bankrupt and was liquidated in 1991.  The Company was inactive between 20 February 1992 and 25 February 1995.

The Company engages primarily in the acquisition, exploration and development of mineral properties.  The recovery of the Company’s investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcomes of which cannot presently be determined as they are contingent on future events.

2.

Significant Accounting Policies

a)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

b)

Mineral Properties

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The Company has investigated title to all of its mineral properties and, to the best of its knowledge; all of its properties are in good standing.

c)

Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Investments

The Company accounts for its investments on the cost basis when it has less than a 20% interest in and/or has no significant influence over the investee company.  Investments are written-down to net realizable value when the decline in value is deemed to be other than temporary.

e)

Amortization

The Company provides for amortization on its mining equipment using a 30% declining balance method.  One-half of the rate is applied in the year of acquisition.

f)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

g)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h)

Foreign Exchange

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date.  Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date.  Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year-end are included in earnings.

i)

Loss per Share

Loss per share amounts have been calculated and presented in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

2.

Significant Accounting Policies - Continued

j)

Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

k)

Cumulative Figures

Cumulative figures have been presented only for the period since 25 February 1995 when the Company’s business changed from the mail-order business to the exploration and development of mineral properties.

l)

Consolidation

These financial statements include the accounts of the Company and its wholly owned subsidiaries, Altiplano (Barbados) Ltd., and NDT Ventures U.S.A. Inc., from their respective dates of incorporation being 10 April 2000 and 11 September 2002.  These subsidiary companies currently have no significant assets, liabilities or operations and have been accounted for using the purchase method of accounting.

m)

Stock-Based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, which applies to all awards granted by the Company on or after 1 June 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As now encouraged by CICA Handbook Section 3870, the Company has enacted, prospectively, early adoption of the fair value based method of accounting for awards issued to employees for the fiscal period beginning 1 June 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

The Company recognizes compensation expense for each grant over the vesting period.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

3.

Mineral Property Costs

Details of accumulated costs are as follows:

	Acquisition Costs	Exploration Costs	2004	2003
Canada
Domain, Manitoba	$7,774	$154,437	$162,211	$-
Melville, Nunavut	75,128	296,612	371,740	90,045

United States
Nevada
CeCe	3,500	-	3,500	-
Fencemaker	10,221	4,966	15,187	-
Golden Shears	10,687	4,966	15,653	-
Morgan	3,500	-	3,500	-
Mt. Tobin	3,500	-	3,500	-
OM	3,500	-	3,500	-
Rose	3,500	2,483	5,983	-
Sawtooth	3,500	-	3,500	-
Spring City	3,500	-	3,500	-
Trend	58,866	15,629	74,495	-
Black Hills and Jenny	-	-	-	24,413
Hannah	-	-	-	16,619

South America
Peru
Other claims	12,554	14,596	27,150	-

Argentina
Magma	14,571	28,863	43,434	39,076
	$214,301	$522,552	$736,853	$170,153

Details of mineral property interests written off are as follows:

	2004	2003
Canada
Takla Claims	$827	$617,462
Amarok	-	283,991
Fox	-	62,184
General exploration and other properties	50,803	34,595
United States
Black Hills and Jenny Claims	46,233	-
CC Claims	2,078	131,759
Hannah	16,619	-
Pasco Canyon	88,137	-
General exploration and other properties	46,212	142,620
South America
General exploration and other properties	34,909	6,872
	$285,818	$1,279,483

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

3.

Mineral Property Costs - Continued

Canada

a)

Domain Property, Manitoba

In October 2003, the Company acquired, by application, a mineral exploration license covering 14,000 hectares in northern Manitoba.  This property is prospective for gold, and the Company spent $162,211 during the year ended 31 May 2004 to acquire and explore this property.  For the Company to maintain this property in good standing, an additional $76,963 must be spent on exploration before 8 May 2006.

b)

Melville Properties, Nunavut

Effective 31 December 2002, the Company and Strongbow Exploration Inc. ("Strongbow"), (formerly Navigator Exploration Corp.) were granted an option to acquire a collective 60% interest (30% each) in exploration permits on the Melville Peninsula (Sarcpa and Gem) and Baffin Island (Fury) from Stornoway Diamond Corporation (“Stornoway”), (formerly Stornoway Ventures Ltd. and Northern Empire Minerals Ltd.), and Hunter Exploration Group ("Hunter").  Under the terms of this agreement, the Company and Strongbow may earn a collective interest in the properties by funding all permit acquisition costs (completed), issuing 100,000 common shares and 100,000 share purchase warrants of each company (issued 27 February 2003 at a value of $21,000) and incurring $1,000,000 in exploration expenditures (within no set timeframe).  The properties are subject to a 2% gross overriding royalty on all mineral production, including gemstone production.  The Company and Strongbow may reduce this royalty to 1% by paying an aggregate of $3,000,000. In addition, these properties are subject to a 2% NSR royalty from the sale of ore or ore concentrates or other products there from.  The Company has certain directors and officers in common with Stornoway. Hunter is an unincorporated joint venture, which is at arm's length to the Company.  During the year ended 31 May 2004, Hunter assigned its interest in the Melville Properties to BHP Billiton (“BHP”).

Also during the year ended 31 May 2004, a total of 99,500 warrants issued as part of this option agreement were exercised for common shares of the Company at $0.19 per share. A total of 500 warrants expired without exercise on 11 February 2004.

c)

Amarok Claims, Nunavut

By agreement dated 27 August 2001, the Company received the right to acquire up to a 100% interest in the claims and prospecting permit known as the Amarok property in Nunavut. During the year ended 31 May 2003, the Company decided not to pursue this project and terminated its option.  The Company wrote-off capitalized exploration and acquisition costs totalling $283,991 during the year ended 31 May 2003.

d)

Fox Claims, Nunavut

By agreement dated 31 May 2001, the Company received the right to acquire up to a 75% interest in the claims known as the Fox property in Nunavut. During the year ended 31 May 2003, the Company decided not to pursue this project and terminated its option.  The Company wrote-off capitalized exploration and acquisition costs totalling $62,184 during the year ended 31 May 2003.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

3.

Mineral Property Costs - Continued

Canada - Continued

e)

Takla Claims, Labrador

Pursuant to an option agreement dated 24 April 1995 and a joint venture agreement dated 8 November 1996, the Company holds a 63% interest in and to certain mining claims (the “Takla Claims”) situated in Voisey’s Bay, Labrador. Certain claims in this property are subject to a Net Smelter Return (“NSR”) royalty for base metals and precious metals.

The Company retains its interest in these claims, however, due to a lack of exploration activity, all capitalized exploration and acquisition costs, totalling $617,462, were written off during the year ended 31 May 2003.

f)

Donner Properties, Labrador

Certain of the Voisey’s Bay properties located in South Voisey Bay owned by the Company and other third parties were the subject of option agreements with Donner Minerals Ltd. (“Donner”).  In March and April 2001, Donner acquired 100% of the interests from various third parties.  The effect of these acquisitions resulted in the Company, Donner and three third parties (“five parties”) holding interests in the subject properties.

By agreement dated 3 April 2001 (the “shareholders’ agreement”), the five parties agreed to vend their interests in their Voisey Bay properties for shares of a new company, SVB Nickel Company Ltd. (“SVBN”).  The Company received 830,567 shares for its property interests and the related mineral property costs were transferred to investments.  The Company currently holds an aggregate of 837,119 shares of SVBN representing a 6.56% interest (Note 4).  The properties will be explored further by SVBN, which will receive funding from the five parties by way of capital contributions.  Non-contributions, dilution of interest and third party contributions are governed by the shareholders’ agreement.

During the year ended 31 May 2004, Falconbridge Limited terminated its option with SVBN to earn a 50% interest in the properties.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

3.

Mineral Property Costs - Continued

United States – Nevada

g)

Nevada Nine Properties

Under the terms of an agreement dated 15 April 2004 with Platoro West Incorporated (“Platoro”), the Company has an option to earn a 100% interest in nine gold properties known as CeCe, Fencemaker, Golden Shears, Morgan, Mt. Tobin, OM, Rose, Sawtooth and Spring City, located in Nevada.  To earn this interest, the Company is required, at its option, to issue shares and make cash payments on a per property basis over five years as follows:

Year(2)	Cash Payment (USD) - per property	Share Issuance -per property	Cash Payment (USD) -aggregate (each year)	Share Issuance - aggregate (each year)
1	$ -	-	$ -	202,000(1)
2	$ 5,000	25,000	$ 45,000	225,000
3	$ 7,500	25,000	$ 67,500	225,000
4	$ 10,000	25,000	$ 90,000	225,000
5+	$ 10,000	25,000	$ 90,000	225,000

(1)

Issued 25 May 2004 at a value of $28,280.

(2)

The Company may acquire a 100% undivided interest, on a per property basis, anytime after it completes the year 5 requirements by paying US$100,000 per property and issuing 25,000 common shares per property.  Alternatively, to maintain the option in good standing, the Company will be required to issue 25,000 shares per property and pay US$10,000 per property in year 5 and each year thereafter.

Each property is subject to a 2 to 4% sliding scale NSR royalty, based on the gold price.  The Company may, at its option, purchase 25% of the royalty, per property, for US$1 million, and purchase a further 25%, per property, for an additional US$1.5 million.

h)

Pasco Canyon Project

On 9 June 2003, the Company completed an option agreement with AuEx, L.L.C. whereby the Company can earn up to a 70% interest in certain mineral claims in Nevada, known as Pasco Canyon.  Under the terms of this agreement, to earn a 51% interest, the Company would have to make cash payments totalling US$500,000 (US$5,000 paid 23 June 2003), issue a total of 750,000 common shares (75,000 shares issued 23 June 2003 at a value of $14,250) and complete US$500,000 in exploration expenditures.  The Company may increase its interest in the project to 70% by taking the project to the feasibility stage.

During the year ended 31 May 2004, results from a limited drill program indicated that further exploration work was not warranted and accordingly, the Company wrote-off CDN$88,137 relating to this project.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

3.

Mineral Property Costs - Continued

United States – Nevada - Continued

i)

Trend Project

On 7 July 2003, the Company entered into an agreement with Trend Resources LLC to acquire a block of mineral claims known as the Trend Project.  Under the terms of this agreement, the Company is required to make a cash payment of US$5,000 (paid 11 August 2003), and issue 25,000 common shares (issued 3 May 2004 at a value of $3,750).  The Company has also agreed to pay Trend 5% of actual exploration expenditures to a maximum of US$250,000 and to pay a cash finder’s fee of US$500 (paid), issue 2,500 common shares (issued 13 May 2004 at a value of $325) as part of the finder’s fee and pay the finder up to 5% of actual exploration expenditures on the property to a maximum of US$200,000.

The Company spent Canadian $15,629 to explore the property during the year ended 31 May 2004.  Subsequent to the end of the current fiscal year, the Company granted Nevada Contact Inc. (“Nevada Contact”) an option to acquire up to a 65% interest in the project.  To earn an initial 51% interest, Nevada Contact, over 4 years, must make cash payments and issue common shares of its parent company (Sudbury Contact Mines Ltd.) to the Company as detailed below:

Year	Cash Payment (US)	Share Issuance
0	$ 25,000	-
1	$ 25,000	25,000
2	$ 50,000	35,000
3	$ 100,000	55,000
4	$ 150,000	100,000

Nevada Contact must also incur US$1,500,000 in exploration expenditures over 4 years to gain their 51% share.  Nevada Contact may increase its interest in the project to 65% by funding a feasibility study.  Nevada Contact has a firm commitment to spend US$100,000, including maintaining the claims in good standing, in year 1.

j)

Black Hills, Jenny and Hannah Claims

By letter agreement dated 6 August 2002 and effective 5 September 2002, the Company obtained the right to acquire three gold properties in Churchill County, Nevada, U.S.A, known as Black Hills, Jenny, and Hannah.  Under the terms of the agreement, the Company made cash payments during the year ended 31 May 2004 of US$3,000 and issued 30,000 common shares, during the 2003 fiscal year they made a payment of $3,000 and issued 25,000 common shares.  In addition, the Company paid a finder's fee of US$2,500 and issued an additional 25,000 common shares relating to this acquisition. During the year ended 31 May 2004, the Company decided not to pursue these projects and terminated its option agreements.  Accordingly, the Company wrote-off capitalized acquisition and exploration expense totalling $62,852 during the current fiscal year.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

3.

Mineral Property Costs - Continued

k)

CC Claims

During the prior fiscal year, the Company decided not to pursue this project and terminated its option.  Accordingly, capitalized acquisition and exploration costs totalling $131,759 were written off during the year ended 31 May 2003.  A further $2,078 was written off during the current fiscal year.

l)

Other Claims, Peru

During the current fiscal year, the Company acquired, by application, several claims in Peru after reviewing results from the Company’s ongoing generative program in South America.

m)

Magma

The Company continues to hold 5,000 hectares within the Esquel trend in Chubut province, Argentina.

n)

Finder's Fee Agreement

By agreement dated 9 July 2001, the Company agreed to engage the services of a third party for assistance in acquiring mineral properties in certain parts of Brazil.  The agreement calls for payments of US$15,000 upon acquisition of any property and up to US$250,000 (based on 10% of field expenditures on the properties).  To date no properties subject to this arrangement have been acquired.

4.

Investments

Details are as follows:

	Number of Shares	Ownership Percentage	Carrying Value 2004	Carrying Value 2003
Coal Creek Energy Inc.	Nil (2003 - 1,391)	minimal	$-	$278
Ventura Gold Corp.	175,882	minimal	3,518	5,187
Maximus Ventures Ltd.	Nil (2003 - 3,000)	minimal	-	780
Oromin Explorations Ltd.	35,000	minimal	3,500	3,500
Playfair Mining Ltd.	40,000	minimal	1,200	1,200
SVB Nickel Company Ltd. (Note 3f)	837,119	6.56%	104,806	104,806
			$113,024	$115,751

As market values are not necessarily indicative of realizable value, all investments are carried at the lower-of-cost or net realizable value.  The carrying values at 31 May 2004 represent current market values as determined by management.

During the year ended 31 May 2004 the Company sold its investments in Coal Creek Energy Inc. and Maximus Ventures Ltd.

Playfair Mining Ltd. and the Company have two directors in common.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

5.

Share Capital

a)

Stock Options

The Company’s schedule of stock options is as follows:

	Number of Shares	Exercise Price per Share	Expiry Date
Balance - 31 May 2000	1,085,000	$ 0.15 - $ 0.38	May 2001 - April 2004
Options expired	(20,000)	$ 0.38
Balance - 31 May 2001	1,065,000	$ 0.15 - $ 0.38	October 2001 - April 2004
Options expired	(535,000)	$ 0.38
Balance - 31 May 2002	530,000	$ 0.15	11 April 2004
Options granted	1,485,000	$ 0.15	17 February 2008
Balance - 31 May 2003	2,015,000	$ 0.15
Options granted	135,000	$ 0.19	8 January 2009
Options expired	(20,000)	$ 0.15	24 June 2003
Options expired	(415,000)	$ 0.15	11 April 2004
Options exercised	(115,000)	$ 0.15	11 April 2004
Balance - 31 May 2004	1,600,000	$ 0.15 - $ 0.19	February 2008 – January 2009

A summary of outstanding options as at 31 May 2004 is as follows:

Shares	Type	Exercise Price	Expiry Date
1,325,000	Insiders	$ 0.15	17 February 2008
140,000	Employees	$ 0.15	17 February 2008
100,000	Insiders	$ 0.19	8 January 2009
35,000	Employees	$ 0.19	8 January 2009
1,600,000

b)

Stock-Based Compensation

During the year ended 31 May 2004, the Company adopted, on a prospective basis, full fair value accounting for all stock-based compensation.  During the year, the Company granted options to purchase up to 135,000 shares of the Company’s stock to employees and non-employees of the Company, with an exercise price of $0.19.  A fair value for these options of $16,570 has been recorded as stock-based compensation expense in the current fiscal year.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield

0.0%

Expected stock price volatility

76.7%

Risk-free interest rate

3.93%

Expected life of options

5 years

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

5.

Share Capital - Continued

b)

Stock-Based Compensation - Continued

During the fiscal year ended 31 May 2003, the Company granted options to purchase 1,485,000 shares of the Company’s stock at an exercise price of $0.15 per share, with an estimated fair value of $189,709 on the grant date.  The pro-forma net loss and loss per share was as follows:

Net loss

As reported

$ (1,702,249)

Pro-forma

$ (1,891,958)

Loss per share

As reported

$          (0.06)

Pro-forma

$          (0.07)

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield

0.0%

Expected stock price volatility

82%

Risk-free interest rate

4.27%

Expected life of options

5 years

Option pricing models require the input of highly subjective assumptions including the estimate of share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

c)

Warrants

As at 31 May 2004, the Company had share purchase warrants outstanding as follows:

	Shares	Exercise Price
Warrants outstanding – 31 May 2002	-	$-
Issued - expire 11 February 2004	100,000	$0.19
Issued - expire 3 April 2004	1,042,500	$0.20
Issued - expire 3 April 2004	3,475,000	$0.27
Warrants outstanding – 31 May 2003	4,617,500
Warrants exercised – expiring 11 February 2004	(99,500)	$0.19
Warrants expired – 11 February 2004	(500)	$0.19
Warrants exercised – expiring 3 April 2004	(79,000)	$0.20
Warrants expired - 3 April 2004	(963,500)	$0.20
Warrants expired - 3 April 2004	(3,475,000)	$0.27
Warrants outstanding – 31 May 2004	-

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

5.

Share Capital - Continued

d)

Private Placement

During the year ended 31 May 2003, the Company completed a short form offering consisting of 5,560,000 flow-through units (Note 5e) and 1,390,000 non-flow-through units.  The units were priced at $0.18 and included one-half of one share purchase warrant.  Each whole warrant entitled the holder to purchase one additional common share for a price of $0.27 until 3 April 2004 (expired without exercise).  In addition, the Company paid an agent’s commission of $93,825 and issued 1,042,500 agent’s warrants with an exercise price of $0.20, exercisable until 3 April 2004 (963,500 expired without exercise).

e)

Flow-Through Funds on Hand

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow-through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns. The flow-through shares were issued in May 2003 and the Company has until 31 December 2004 to spend the remaining balance.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to Canadian Exploration Expenditures (“CEE”) under Canadian Income Tax Legislation.

Under the terms of flow-through agreements, the Company was obligated to expend the following on CEE.  Details are as follows:

Flow-through share commitment	$1,000,800
Expenditures incurred during the year ended 31 May 2003	52,813
Flow-through funds on hand at 31 May 2003	$947,987
Expenditures incurred during the year ended 31 May 2004	482,806
Flow-through funds on hand at 31 May 2004	$465,181

6.

Commitment and Contingency

Management Services Agreement

Administration services fees were paid to International Northair Mines Ltd., a company with certain directors in common under the terms of a 1 August 1999 management and cost sharing agreement.  This agreement was for an initial term of two years until 1 August 2001 and automatically renews unless either party gives the other party three months notice in writing.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

7.

Related Party Transactions

Related party transactions not noted elsewhere in these consolidated financial statements are as follows:

a)

As at 31 May 2004, the amount due to related party consisted of $14,154, (2003 - $14,718), due to International Northair Mines Ltd. (“Northair”), a company with certain directors and officers in common. This amount is non-interest bearing, unsecured and due on demand.

b)

During the year the Company paid salaries and consulting fees of $86,600 (2003 - $178,815) to directors and officers for geological, exploration and administrative services.

c)

During the year-end 31 May 2004, $11,065 (2003 - $16,030) was paid or accrued for corporate secretarial services to Sharp Management, a company with an officer in common.

d)

Pursuant to an agreement with Northair, the Company receives administrative services from Northair for a fee, fixed annually and paid monthly. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the current fiscal year, $150,000 (2003 - $180,000) was paid to Northair for its services.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.

Income Taxes

The Company has approximately $14,569,000 of deferred mineral expenses available which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The Company has allowable non-capital losses for Canadian income tax purposes of approximately $1,171,500 which may be utilized to reduce taxes on future income.  Unless utilized these losses will expire as follows:

2007	$170,000
2008	229,000
2010	427,500
2011	345,000
$1,171,500

The potential tax benefits of these resource related expenditures and income tax losses have not been recognized in the accounts of the Company.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

9.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and short-term investments, accounts receivable, reclamation bond, investments, accounts payable and amounts due to an affiliated company.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

10.

Segmented Information

Details on a geographical basis are as follows:

2004	Canada	United States	South America	Total
Assets	$1,575,678	$151,678	$70,584	$1,797,940
Capital Expenditures	$495,537	$239,459	$66,417	$801,413
Loss for the Year	$417,763	$199,279	$34,909	$651,951

2003	Canada	United States	South America	Total
Assets	$2,155,798	$41,032	$39,076	$2,235,906
Capital Expenditures	$332,878	$298,479	$10,597	$641,954
Loss for the Year	$1,420,998	$274,379	$6,872	$1,702,249

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The US Securities and Exchange Commission requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the US.  Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under US GAAP, investments held for re-sale (available for sale) are recorded at market value.  The difference between the market value and the cost of the investment is recorded as a separate shareholder equity category named comprehensive income.  Once the investment is sold, the comprehensive income for that investment is cleared out to income.  Under Canadian GAAP, investments held for re-sale are recorded at the lower-of-cost or market.  There is no comprehensive income category in Canada.  During the current year, and as at 31 May 2004, the Company’s comprehensive income was immaterial for the financial statements disclosure purposes.

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

11.

Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) - Continued

b)

Under Canadian GAAP, mineral properties are carried at cost and written-off or written-down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under U.S. GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value.  The Company has not yet obtained an independent report and accordingly for US purposes, the properties have been written off.

c)

Under US GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release based upon the number of shares eligible for release and the market value of the shares at that time.  Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded.  The shares previously held in escrow were performance shares that were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

d)

Until 1 June 2002, the company was not required, under Canadian GAAP, to record the effect of non-employee stock option based compensation expense in the consolidated financial statements.  Commencing 1 June 2002, Canadian GAAP treatment is consistent with US GAAP treatment.  From 1 June 2002 to 31 May 2003, under US GAAP, stock compensation expense was recorded for non-employees based upon the fair value method.  The company has elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44.  From
1 June 2003, the company adopted new recommendations of CICA Handbook Section 3870, which mirrors, in all material respects, FAS 123.  The company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

The effects of the differences in accounting principles on the results of operations, capitalized resource property costs, loss per share and deficit are as follows:

e)

The impact of the differences described above between Canadian and US GAAP on the loss for the period is as follows:

	Cumulative Amounts from 25 February 1995 to 31 May 2004	Year Ended 31 May 2004	Year Ended 31 May 2003	Year Ended 31 May 2002
Loss for the period - CDN basis	$(18,812,859)	$(651,951)	$(1,702,249)	$(550,782)
Write-off of mineral properties	(736,853)	(566,700)	595,597	(25,971)
			-	-
Loss for the period - US basis	$(19,549,712)	$(1,218,651)	$(1,106,652)	$(576,753)
Loss per share for the period - US basis		$(0.04)	$(0.04)	$(0.02)

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

11.

Differences Between Canadian and United States GAAP - Continued

f)

The impact of the differences described above between Canadian and US GAAP on the deficit, as reported, is as follows:

	Cumulative Amounts from 25 February 1995 to 31 May 2004	Year Ended 31 May 2004	Year Ended 31 May 2003	Year Ended 31 May 2002
Deficit - Prior to exploration stage - US basis	$(3,930,304)	$(3,930,304)	$(3,930,304)	$(3,930,304)
Deficit accumulated during the exploration stage, as reported	(18,812,859)	(18,812,859)	(18,160,908)	(16,458,659)
Write-off of mineral properties	(736,853)	(736,853)	(170,153)	(765,750)
Stock compensation expense	(1,981,875)	(1,981,875)	(1,981,875)	(1,981,875)
Deficit accumulated during the exploration stage - US basis	(21,531,587)	(21,531,587)	(20,312,936)	(19,206,284)
Deficit - US basis	$(25,461,891)	$(25,461,891)	$(24,243,240)	$(23,136,588)

g)

The impact of the differences described above between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Deficit Prior to Exploration Stage	Deficit Accumulated During Exploration Stage	Other Comprehensive Income	Total
	Number	Amount
Shareholders’equity as at 31 May 2001 - CDN basis	25,626,978	$23,162,412	$(3,930,304)	$(15,907,877)	$-	$3,324,231
Write-off of mineral properties	-	-	-	(739,779)	-	(739,779)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders’equity as at 31 May 2001 - US basis	25,626,978	$25,144,287	$(3,930,304)	$(18,629,531)	$-	$2,584,452

Shareholders’equity as at 31 May 2002 - CDN basis	25,676,978	$23,168,412	$(3,930,304)	$(16,458,659)	$-	$2,779,449
Write-off of mineral properties	-	-	-	(765,750)	-	(765,750)
Stock compensation expense	-	1,981,875	-	(1,981,875)	-	-
Shareholders’equity as at 31 May 2002 – US basis	25,676,978	$25,150,287	$(3,930,304)	$(19,206,284)	$-	$2,013,699

Shareholders’equity as at 31 May 2003 - CDN basis	32,909,745	$24,304,435	$(3,930,304)	$(18,160,908)	$–	$2,213,223
Write–off of mineral properties	–	–	–	(170,153)	–	(170,153)
Stock compensation expense	–	1,981,875	–	(1,981,875)	–	–
Shareholders’equity as at 31 May 2003 – US basis	32,909,745	$26,286,310	$(3,930,304)	$(20,312,936)	$–	$2,043,070

Shareholders’equity as at 31 May 2004 – CDN basis	33,537,745	$24,424,065	$(3,930,304)	(18,812,859)	–	$1,680,903
Write–off of mineral properties	–	–	–	(736,853)	–	(736,853)
Stock compensation expense	–	1,998,445	–	(1,998,445)	–	–
Shareholders’equity as at 31 May 2004 – US basis	33,537,745	$26,422,510	$(3,930,304)	$(21,548,157)	$–	$944,050

NDT Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 May 2004 and 2003
Canadian Funds

12.

Subsequent Events

a)

The Company concluded an option agreement with Nevada Contact Inc. (“Nevada Contact”) whereby Nevada Contact may acquire up to a 65% interest in the Trend Project in Nevada.  This option agreement is described in Note 3i.  On 30 September 2004, Nevada Contact announced that it had sold its interest in the Trend Project to Agnico-Eagle Mines Ltd.

b)

The Company granted, under their approved stock option plan, a total of 850,000 stock options to directors, officers and employees.  The options are exercisable at a price of $0.175 on or before
17 June 2009.

c)

On 14 July 2004, the Company completed a private placement, consisting of 3,500,000 units, for gross proceeds of $700,000.  The units were priced at $0.20 and included one-half of one share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 until 14 July 2006.  In addition, the Company paid an agent’s commission of 8% of gross proceeds, of which $51,410 was paid in cash with the balance paid through the issuance of 22,950 units.  The Company paid a corporate finance fee of 60,000 additional units, each unit consisting of one common share and one common share purchase warrant exercisable at a price of $0.25 until 14 July 2006.  The Company also issued 350,000 agent’s warrants with an exercise price of $0.20, exercisable until 14 July 2006.